KATIE GOLD CORP.

1055 West Hastings Street, Suite 1400

Vancouver, British Columbia, Canada, V6E 2E9

t: (604) 970-1706

f: (604) 443-7000

September 2, 2005

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

USA

20549-7010

Dear Sirs,

Re:

Katie Gold Corp. (the “Company”)

Registration Statement on Form SB-2

Filed July 21, 2005

File No. 333-126748

This letter outlines our responses to comments in your letter dated August 17, 2005. We have used the same numbering references as in your letter.

General

1.

We have updated the financial information in SB-2/A to June 30, 2005.

2.

We have added the following disclosure to the Description of Business – In General section of the SB-2/A:

We are seeking to become a publicly trading company in order to enhance our ability to raise additional funding for our business plan.  However, there is no guarantee that our stock will be publicly traded or that we will be able to raise additional financing as required.

We expect to incur costs of $17,861 in connection with the registration of our common stock.  We will not receive any proceeds from the offering.  We anticipate incurring annual costs of in order to comply with our future Exchange Act reporting obligations.

3.

We are not a blank check company.  Regulation C, Rule 419 applies to companies that have no specific business plan, or are merely creating the appearance that they have a specific business plan.  We have a very specific business plan as outlined in our registration statement.  We have an option to acquire the Conglin mineral property.  We have obtained a geology report from a professional consulting geologist that recommends further exploration on the property and provides an exploration budget for three phases of work, which we intend to complete and evaluate our progress.

4.

We have obtained the requested consent of William G. Timmins, professional consulting geologist, and included it as Exhibit 23.2 in SB-2/A. See response to question 37 for revised Exhibit Index.

Cover Page

5.

We have amended our disclosure on the Prospectus Cover Page in SB-2/A as follows:

The selling shareholders will sell our shares at $0.25 per share until our shares are quoted on the OTC Bulletin Board, although our shares may never trade on the bulletin board, and thereafter at prevailing market prices or privately negotiated prices.  We determined this offering price based upon the price of the last sale of our common stock to investors.

We have also amended our disclosure in the SB-2/A in the following sections to coincide with our amended disclosure above:

Summary – Offering Price

Determination Of Offering Price

Plan Of Distribution

Summary, page 5

6.

We have amended the wording in SB-2/A to state:

To date, we have not conducted any exploration on our sole mineral property interest.

The next sentence states our interest is through an option to purchase the Conglin property.

7.

We have added a new 3rd paragraph in the Summary of SB-2/A which states:

To date, we have incurred losses, have no operations and have been issued a going concern opinion by our auditors. Our ability to continue as a going concern will be dependent on achieving future profitable operations and/or obtain additional financing from the sale of our securities.

8.

Mr. Biagioni is the founder of our business. He founded the Company to develop exploration properties that would attract investment capital to advance their economic value. He has been pursuing mining properties in Canada and the USA since January of 2003. Mr. Biagioni has exploration company experience through Sand River Resources Ltd. (now Rio Fortuna Exploration Corp.) where he was a director, CFO and corporate secretary.

Risk Factors, page 6

9.

We have added the following Risk Factor to the Table of Contents and the appropriate area of this section of disclosure in the SB-2/A:

BECAUSE OUR MINERAL PROPERTY AND OUR DIRECTORS AND OFFICERS ARE LOCATED IN CANADA, THE ABILITY OF U.S. RESIDENTS TO ENFORCE LIABILITIES UNDER U.S. SECURITIES AND BANKRUPTCY LAWS WILL BE DIFFICULT.

Our sole mineral property asset is located in Canada.  As well, both of our directors and officers reside in Canada.  Accordingly, service of process upon us, or upon individuals related to us, may be difficult or impossible to obtain within the United States.  As well, any judgment obtained in the United States against us may not be collectible within the United States.  Accordingly, the ability of U.S. residents to enforce liabilities under U.S. securities and bankruptcy laws will be difficult.

10.

We have added the following Risk Factor to the Table of Contents and the appropriate area of this section of disclosure in the SB-2/A:

BECAUSE OUR ARTICLES OF INCORPORATION AUTHORIZE THE ISSUANCE OF UP TO 75,000,000 SHARES, OUR DIRECTORS MAY ISSUE UP TO 71,430,000 ADDITIONAL SHARES IN OUR CAPITAL, WHICH MAY NEGATIVELY IMPACT THE VALUE OF AN INVESTMENT IN OUR CURRENT ISSUED STOCK.

Our articles of incorporation authorize the issuance of up to 75,000,000 shares of common stock.  We currently have 3,570,000 shares of common stock issued and outstanding.  Our directors will be able to approve the issuance of up to 71,430,000 additional shares of common stock without requiring stockholder approval.  Such stock issuances will dilute the interests of existing stockholders.  As well, such shares, when issued, may be granted voting powers, rights and preferences that differ from and may be superior to those of current shareholders.

If we do not obtain additional financing, our business will fail, page 6

11.

We have inserted in the 1st paragraph of SB-2/A the estimate of $185,840 for three phases of exploration expenditures discussed in detail in the SB-2 under the section entitled Proposed Budget.

12.

We have amended our discussion in SB-2/A to include the following new third and fourth paragraphs:

We have a proposed three phase exploration plan costing an estimated $185,840 which when complete should allow us to determine whether mineralization exists on the Conglin Property. At the completion of each phase of our exploration plan we will evaluate the results and make a determination to proceed to the next phase of exploration and its associated estimated cost. The first phase of exploration will encompass electromagnetic and magnetometer surveys, trenching, sampling and assays totaling an estimated $20,125. The results of the first phase surveys and assays will allow us to update our geological report on the Conglin Property which will provide support for our decision to proceed to the second phase of exploration and its estimated cost of $25,990 or drop our option to purchase the Conglin Property.

Each subsequent phase of exploration will require additional funds beyond our current cash resources. We will need to obtain additional financing from the sale of our securities to fund these exploration expenditures as well as administrative costs. The administrative costs will be dependent upon the time frame undertaken to complete the three phases of our exploration plan. It is reasonable to expect that all three phases could be completed within one year and we should need funding for an estimated $25,000 in administrative costs in addition to our exploration costs.

13.

See revisions in 12. above.

14.

We have added the following Risk Factor to the Table of Contents and the appropriate area of this section of disclosure in the SB-2/A:

BECAUSE WE HAVE NOT DECLARED DIVIDENDS AND HAVE NO INTENTION OF DOING SO IN THE FUTURE, STOCKHOLDERS SHOULD NOT EXPECT TO RECEIVE ANY FUNDS FROM THEIR INVESTMENT UNLESS THEY SELL OUR STOCK.

We have never declared or paid any cash dividends on our common stock.  We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.  Therefore, investors will not receive any payments from their investment in our stock unless they sell their shares.

Because we have not commenced operations…, page 6

15.

We have amended the Risk Factor in SB-2/A to include the following sentence at the end of the 1st paragraph:

If we encounter these problems, we will likely continue to incur losses, which may have a negative impact on an investment in our common stock.

We have amended the 3rd paragraph as follows:

There is no history upon which to base any assumption as to the likelihood that we will prove successful and it is doubtful that we will generate any operating revenues or ever achieve profitable operations as few mineral exploration properties are ultimately developed into operating mines. If we are unsuccessful in addressing these risks, our business will most likely fail.

16.

We have added the following Risk Factor to the Table of Contents and the appropriate area of this section of disclosure in the SB-2/A:

BECAUSE WE WILL INCUR SIGNIFICANT COSTS COMPLYING WITH OUR OBLIGATIONS AS A REPORTING ISSER, OUR ABILITY TO ATTAIN PROFITABLE OPERATIONS WILL BE ADVERSELY IMPACTED.

Upon the effectiveness of our registration statement, we will be required to file periodic reports with the Securities & Exchange Commission, including financial statements and disclosure regarding changes in our operations.  We anticipate that we will incur approximately $10,000 per year in order to comply with these reporting requirements.  As our operations become more complex, it is anticipated that these costs will increase.  These compliance costs will be charged to operations and will negatively impact our ability to attain profitable operations.

17.

See revisions in 15. above.

If a market for our common stock does not develop…, page 8

18.

We have amended our disclosure in SB-2/A to state:

There is currently no market for our common stock and no certainty that a market will develop. We intend to contact an authorized NASD over the counter bulletin board (the “OTCBB”) market maker for sponsorship of our securities on the OTCBB upon the effectiveness of this registration statement, of which this prospectus forms a part.  Our shares may never trade on the bulletin board.  If no market is ever developed for our shares, it will be difficult for shareholders to sell their stock. In such a case, shareholders may find that they are unable to achieve benefits from their investment.

Forward-Looking Statements, page 9

19.

We have deleted the requested sentence in the SB-2/A.

Selling Stockholders, page 9

20.

We have revised our disclosure in SB-2/A as follows:

The selling shareholders named in this prospectus are offering all of the 2,070,000 shares of common stock offered through this prospectus.  We will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.  These shares were acquired from us in private placements that were exempt from registration under Regulation S of the Securities Act of 1933. The shares include the following:

Use of Proceeds, page 9

21.

We have inserted the following 2nd paragraph in SB-2/A:

We have received $76,500 from the sale of our common stock to our stockholders since our inception and we estimate its use, from our inception to one year from the date of this prospectus, as follows:

Professional fees	$30,000
Mineral property interest	5,000
Exploration – phase I	21,000
Geological reports	4,000
Transfer agent	1,000
Office and sundry	5,000
CUSIP	500
Filing fees	2,500
Working Capital	7,500
$76,500

Directors, Executive Officers, Promoters and Control Persons, page 13

22.

We confirm that Mr. Biagioni is not a director of any reporting company, in any jurisdiction, as of the date of the prospectus or this letter.

23.

We have amended the first paragraph of Ms. Arnott’s biographical information in the first paragraph in SB-2/A to include the following sentence:

Ms. Arnott is also serving as our principal financial and accounting officer.

We have amended the disclosure of Ms. Arnott’s biographical information in the 3rd paragraph in SB-2/A as follows:

Ms. Arnott does not have any professional training or technical credentials in the exploration, development and operation of mines. Ms. Arnott does not have any accounting or finance credentials, but does have experience in accounting for law practices and legal trust funds. She also has experience in real estate and real estate finance.

24.

We have amended our disclosure in SB-2/A to include the following statement:

We do not have an audit committee.

Security Ownership of Certain Beneficial Owners and Management, page 15

25.

We have amended our disclosure in the table of beneficial ownership to include the following note reference to number of shares and percent of class columns of SB-2/A to state:

(2) The number of shares and percent of class is based on 3,570,000 shares of common stock issued and outstanding as July 20, 2005, the date of this prospectus.

Interests of Named Experts and Counsel, page 16

26.

See response to 4. above.

Plan of Operations, page 22

27.

We have amended our disclosure in the 2nd paragraph in SB-2/A to include:

The exploration work will be conducted by the property owner, Mr. Larry Sostad, who will be supervised by William G. Timmins, our professional consulting geologist. They will each provide their services at standard market rates within the context of our exploration plan budget. Our agreements with each of Mr. Sostad and Mr. Timmins for their services are verbal.

28.

We have amended our disclosure to include the following new seventh paragraph in SB-2/A:

If we are successful in our exploration program and identify a mineral deposit on the Conglin Property we will still have to spend substantial funds on further drilling and engineering studies to determine if the deposit is commercially viable.

We have also added similar disclosure at the end of the second paragraph of the first Risk Factor:

Our business plan calls for significant expenses in connection with the exploration of the Conglin Property.  While we have sufficient funds to conduct initial exploration on the property, we will require additional financing in order to determine whether the property contains economic mineralization and to cover our anticipated administrative costs.  We will also require additional financing if the costs of the exploration of the Conglin Property are greater than anticipated.  Even after completing all proposed exploration, we will not know if we have a commercially viable mineral deposit.  We will have to spend substantial funds on further drilling and engineering studies in order to establish a deposit.

Market for Common Equity and Related Shareholder Matters, page 23

29.

As indicated in our response to comment 3, we are not a blank check company as defined in Rule 419 of Regulation C.  Accordingly, we do not believe that the Commission’s applies to the common stock held by our directors.

Financial Statements

Report of Independent Registered Public Accounting Firm

30.

In the conduct of its audit, our independent auditor was not required to travel to the State of Nevada in order to perform any audit procedures. It was able to plan the audit and perform all audit procedures under the laws of the place of its principal office.  Accordingly, it fully complies with the requirements of Rule 2-01(a) of Regulation S-X.

Although the Company was incorporated as a Nevada Corporation, the Company considered the following in its selection of an accountant from another state:

a) the Company maintains a corporate office in Vancouver, British Columbia, Canada;

b) its corporate exploration activities and mineral claims are located in British Columbia;

c) the officers, directors and shareholders are also located outside of Nevada;

d) the Articles of Incorporation state “the corporation may conduct all corporate business of every kind and nature outside the State of Nevada as well as within the State of Nevada”;

e) the corporate by-laws state that “meetings of shareholders shall be held at the registered office of the Corporation, or at other places, within or without the State of Nevada”;

f) The State of Nevada has no specific audit or filing requirements of the accounts of Nevada incorporated companies that would be of relevance to the Company.

31.

Our auditors have provided a revised Report of Independent Registered Public Accounting Firm as disclosed in the audited financial statements of the Company in SB-2/A.

32.

See item 31.

33.

See item 31.

Notes to the Financial Statements, page 32

34.

We have revised the Notes to Financial Statements in Note 1 – Nature of Operations – Organization in SB-2/A to include the fiscal year end of December 31, 2005.

We have also added disclosure in the section Organization Within Last 5 Years in SB-2/A to include our fiscal year end.

Part II

Other Expenses of Issuance and Distribution, page 36

35.

We have amended the table of Other Expenses of Issuance and Distribution in the SB-2/A as follows:

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee

$       60.91

Printing and copying

$     300.00

Transfer Agent fees

$     500.00

Accounting and auditing fees and expenses

$  7,500.00

Legal fees and expenses

$  7,500.00

Edgar filing fees

$  2,000.00

---------------

Total

$17,860.91

=========

We do not anticipate any fees required to have our securities quoted on the OTC Bulletin Board and therefore have not included any in our amended disclosure above.

Recent Sales of Unregistered Securities, page 36

36.

All purchasers are family members, friends or close business associates of the two executive officers. Each purchaser was contacted by an executive officer and provided a disclosure statement and subscription agreement for non-US resident subscribers.

Exhibits, page 38

37.

We have amended our Exhibit Index in the SB-2/A as follows:

Exhibits

Exhibit

Number             Description

3.1

Articles of Incorporation*

3.2

Bylaws*

5.1

Legal opinion of Batcher, Zarcone & Baker, LLP*

10.1

Mineral Property Option Agreement dated February 22, 2005*

23.1

Consent of Telford Sadovnick, PLLC, Certified Public Accountants*

23.2

Consent of William G. Timmins, P.Eng.

23.3

Consent of Batcher, Zarcone & Baker, LLP (contained in the legal opinion forming exhibit 5.1)

99.1

Location map

*Previously filed on Form SB-2 dated July 21, 2005

Exhibit 5.1, Legality Opinion

38.

We confirm that there are a total of 32 shareholders of which only 30 are selling shareholders listed in the registration statement. Therefore, we do not believe the opinion requires amendment.

We are enclosing with this letter a clean and black-lined SB-2/A.

We look forward to your response to our amendments and commentary.

Yours truly,

KATIE GOLD CORP.

/s/ Robert A. Biagioni

____________________________

Robert A. Biagioni, C.A.

President

Encl.

\KGC SEC Response 02Sep05.doc

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